
May 12, 2016

Ronnie Adams
Chief Executive Officer
Medical Alarm Concepts Holding, Inc.
200 W. Church Road, Suite B
King of Prussia, PA 19406

> **Re: Medical Alarm Concepts Holding, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2016**
> **File No. 333-210769**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please explain your references throughout the document to proceeds that may be received by the company upon exercise of outstanding warrants to purchase Series C preferred stock held by the selling stockholders. In this regard, your disclosure indicates that the shareholder who is offering common shares upon conversion of Series C preferred stock has already exercised the warrant and holds outstanding shares of Series C preferred stock.

Risk Factors, page 5

2.   Please add a risk factor that discusses the one year voting control you provided to purchasers of your units in your March 3, 2016 offering. To provide context, disclose if true that a purchaser of a half of a unit recently exercised this control to approve an increase in your authorized common and preferred shares.

3.   Please add a risk factor that addresses the potential dilution to investors from your recent increase in authorized shares of common stock and your outstanding convertible and exchangeable securities. To provide context, please disclose in a table the number of shares issuable upon exercise and conversion of each convertible and exchangeable class of securities. To the extent that holders of such securities are prohibited from holding more than a particular percentage of outstanding shares at one time, disclose that this does not prevent the holder from converting and disposing of those securities and then converting more, while never exceeding the percentage cap.

4.   Please revise your risk factors to clarify that you are not currently subject to the reporting requirements of the Securities Exchange Act of 1934. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In this regard, under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. In addition, please add a risk factor and revise the disclosure under "Additional Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

We qualify as an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors, page 6

5.   It appears that shares of the company's common stock were sold pursuant to a registration statement on Form S-1 that became effective on September 15, 2008. Section 101(d) of the JOBS Act provides that an issuer shall not be considered an emerging growth company if the first sale of common equity securities of the issuer, pursuant to an effective registration statement under the Securities Act of 1933, occurred on or before December 8, 2011. Please remove references to your status as an emerging growth company as it appears you do not meet the statutory definition.

Security Ownership of Certain Beneficial Owners and Management, page 32

6.   Please identify who holds voting and/or investment power over the company's shares held by each entity listed in the beneficial ownership table on page 32 and in the selling shareholder table on page 36.

7.   Please revise your beneficial ownership table to remove Cede & Co., a depositary that holds shares of record for banks, brokers and other institutions. Please see Item 403 of Regulation S-K.

8.   We note that you have two classes of voting securities – common stock and Series C preferred stock. Please revise the beneficial ownership table to provide beneficial ownership information for each class of voting securities. Refer to Item 403 of Regulation S-K. In addition, please include in the table shares that each holder has a right to acquire within 60 days. For example, we note your recent issuance of units which consisted in part of notes convertible into shares of common stock and warrants for Series C preferred stock convertible into common stock. We also note that you have outstanding shares of Series A and Series B preferred stock that are convertible into common stock. Please reflect these beneficial ownership amounts, as appropriate, in the beneficial ownership table and the selling security holders table on page 36. Lastly, provide an additional column that shows the total voting control of each beneficial holder.

9.   In light of the fact that the holders of your Series C preferred stock have 51% voting control over the company from February 26, 2016 through February 25, 2017, please provide the disclosure required by Item 403(c) of Regulation S-K and identify who holds the warrants to purchase your Series C preferred stock.

Preferred Stock, page 35

10.   We note your statement that the 138,888 block of Series C Preferred Stock is entitled to at least a 51% of the vote required to approve any action. For clarity and comprehension, please disclose in tabular form the number of authorized, issued and outstanding securities for each class and designation of your stock.

Selling Security Holders, page 36

11.   Please revise the "percentage of shares beneficially owned" numbers to reflect D2CF and Benza Pharma's ownership before and after the offering. The percentages as currently presented do not appear to accurately reflect the present ownership or future ownership percentages of either company based upon the current and future total of shares issued and outstanding.

Exhibits

12.   Rather than separately filing each amendment to your articles of incorporation, please file a complete copy of your articles of incorporation, as amended and currently in effect. Refer to Item 601(b)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions..

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications